ALPINE SUMMIT ENERGY PARTNERS ANNOUNCES APPLICATION TO LIST ON NASDAQ

Nashville, Tennessee and Vancouver, British Columbia - September 30, 2021 (Newsfile Corp.) - Alpine Summit Energy Partners, Inc. ("Alpine Summit" or the "Company") (TSXV: ALPS.U) today announced that it has submitted an application to list its subordinate voting shares ("Shares") on the NASDAQ Capital Market ("NASDAQ") and plans to file a Form 40-F Registration Statement with the U.S. Securities and Exchange Commission ("SEC") in advance of the listing on NASDAQ.

The listing of the Company's Shares on NASDAQ remains subject to the approval of NASDAQ and the satisfaction of all applicable listing and regulatory requirements, including the effectiveness of the Form 40-F Registration Statement. The Company will provide updates on its progress, including upon receiving final approval. The Company will continue to maintain the listing of its Shares on the TSX Venture Exchange under the symbol "ALPS.U".

Alpine Summit's Chief Executive Officer, Craig Perry, commented: "We believe that cross-listing the Company's Shares on NASDAQ will broaden Alpine Summit's investor base, and will further enhance the Company's visibility."

About Alpine Summit Energy Partners, Inc.

Alpine Summit is a U.S. based company that operates and develops oil and gas assets. For additional information on the Company, please visit www.alpinesummitenergy.com.

Further Information

For further information, please contact:

Chris Nilan, Senior Managing Director

Phone: 615.475.8320

Email: ir@alpsummit.com

Darren Moulds, Chief Financial Officer

Phone: 403.390.9260

Email: dmoulds@alpsummit.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Information and Statements

This news release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute "forward- looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only Alpine Summit's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of Alpine Summit's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes", or the negative or variations of such words and phrases or may contain statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "will continue", "will occur" or "will be achieved". The forward-looking information and forward-looking statements contained herein may include, but are not limited to, statements regarding cross-listing on the NASDAQ; filing a Form 40-F Registration Statement and the SEC and it being declared effective; the receipt of final approval; and the benefits of a NASDAQ listing, including broadening the Company's investor base and enhancing the Company's visibility.

By identifying such information and statements in this manner, Alpine Summit is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Alpine Summit to be materially different from those expressed or implied by such information and statements. In addition, in connection with the forward-looking information and forward-looking statements contained in this news release, Alpine Summit has made certain assumptions. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information and statements are the following: the potential impact of the consummation of the RTO on relationships, including with regulatory bodies, employees, suppliers, contractors and competitors; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws; compliance with extensive government regulation, Alpine Summit not meeting the NASDAQ listing standards, NASDAQ not approving Alpine Summits' application, and the SEC not declaring the Form 40-F effective. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although Alpine Summit believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this news release are made as of the date of this news release, and Alpine Summit does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws.